BÖHLER UDDEHOLM

BÖHLER-UDDEHOLM AG, Modecenterstraße 14/A/3, A-1030 Wien


03007116

Via Airmail
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAR 03 2003
WASH. D.C.
208
SECTION

GI/RF/We
713
21 Feb 2003
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-**[4089]**

SUPPL

Ladies and Gentlemen,

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of a **Release** to the press and investors on the Preliminary Results for 2002.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, # 43-1-79 86 901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor & Public Relations

Randolf Fochler

Susanne Wenger

3/6

Enclosures
cc: Antonio D'Amico, Esq.

BÖHLER-UDDEHOLM
Aktiengesellschaft
Modecenterstraße 14/A/3
A-1030 Wien

Tel. +43(1) 7986901
Fax +43(1) 7986901/60
7986901/61
7986901/702

Wien, FN 78568 t
DVR-Nr. 55107
UID-Nr. ATU 36927509

BÖHLER UDDEHOLM

FOR IMMEDIATE RELEASE

Böhler-Uddeholm announces preliminary results for 2002:
- **Sales and earnings fall below record prior year levels**
- **At 111.9 m€ EBIT is slightly above forecasted range**
- **Base dividend remains unchanged at 2.00 €; bonus dividend of 0.30 € to be paid in spite of earnings decline**

Vienna, 21 February 2003 – For Böhler-Uddeholm, 2002 was one of the most difficult years in recent history. As expected, sales and earnings fell below the record 2001 levels because of general weakness in the global economy. Preliminary figures for 2002 show total sales of 1,441.2 m€, for a 5 % decrease from the prior year value of 1,509.4 m€.

Earnings before interest and tax (EBIT) declined from 132.1 m€ by 15 % to 111.9 m€. EBIT thereby exceeded slightly the 100 to 110 m€ range announced by management during the reporting year. Although the EBIT margin decreased from 8.8% to 7.8 %, the Company was able to demonstrate high profitability even under adverse economic conditions.

Preliminary data show earnings before tax of 82.1 m€, which represents a decline of 23% compared to the prior year (106.9 m€). At 50.5 m€ net income fell 27 % below the prior year value of 69.6 m€.

According to preliminary data Böhler-Uddeholm recorded order intake of 924.5 m€ for full year 2002, which is 8 % below the prior year level (1,008.6 m€). As of 31 December 2002 order backlog equalled 248.7 m€, or 14 % below year-end 2001 (289.8 m€). Demand in the 2003 Business Year is expected to remain subdued, especially during the first three quarters and above all in the energy, electronics and aircraft industries. Böhler-Uddeholm does not expect the global economy to recover before the end of 2003.

The Managing Board of Böhler-Uddeholm AG will recommend that the Annual General Meeting on 12 May 2003 approve an unchanged basis dividend of 2.00 € per share and a bonus dividend, which will be reduced from 0.70 to 0.30 € per share. In spite of the decline in earnings, the Company will therefore distribute an attractive total dividend of 2.30 € per share (prior year: 2.70 €). Based on the stock price at year-end 2002, this represents a dividend yield of 5.2 %.

Böhler-Uddeholm will announce final results for 2002 on 7 April 2003.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Tel.: (#43-1) 798 69 01/707

in m€	2001	**2002 (preliminary)**	Change
Sales	1,509.4	1,441.2	(5) %
EBIT	132.1	111.9	(15) %
Earnings before tax	106.9	82.1	(23) %
Net income after minority interest	69.6	50.5	(27) %
Dividend per share in €	2.70	2.30	(15) %
Order intake	1,008.6	924.5	(8) %
Order backlog	289.8	248.7	(14) %